EXHIBIT 21

ASTRONICS CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Ownership Percentage	State (Province), Country of Incorporation

Luminescent Systems, Inc.	100%	New York, USA

LSI - Canada, Inc.	100%	Quebec, Canada

Astronics Air, LLC	100%	New York, USA

LSI - Europe B.V.B.A.	100%	Brussels, Belgium